--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            WESTFIELD AMERICA, INC.
                       (Name of Subject Company (Issuer))

             WESTFIELD AMERICA MANAGEMENT LIMITED ACN 072 780 619,
                   IN ITS CAPACITY AS RESPONSIBLE ENTITY AND
              TRUSTEE OF WESTFIELD AMERICA TRUST ARSN 092 058 449
                      (Names of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  959910 10 0
                     (CUSIP Number of Class of Securities)
                           --------------------------

                      CRAIG A. VAN DER LAAN DE VRIES, ESQ.
                            WESTFIELD AMERICA TRUST
                           LEVEL 24, WESTFIELD TOWERS
                               100 WILLIAM STREET
                                SYDNEY NSW 2011
                                   AUSTRALIA
                          TELEPHONE: 011-612-9358-7000
                          FACSIMILE: 011-612-9358-7077
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                             MORRIS J. KRAMER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                           CALCULATION OF FILING FEE:

               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
                    $267,845,192                                            $53,570

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 16,482,781 shares of common stock, par value $.01 per share (the "Common Stock"), of Westfield America, Inc. (the "Shares") at a purchase price of $16.25 per Share in cash. Such number of Shares includes 73,354,863 Shares outstanding as of February 14, 2001, less 56,872,082 Shares already beneficially owned by Westfield America Trust and its affiliates Westfield American Investments Pty. Limited and Westfield Corporation, Inc. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        None.                Filing Party:        Not applicable.
Form or Registration No.:      Not applicable.      Date Filed:          Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    /X/  third-party tender offer subject to Rule 14d-1.
    / /  issuer tender offer subject to Rule 13e-4.
    /X/  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Westfield America Management Limited ACN 072 780 619 (the "Purchaser"), in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449, an Australian publicly traded unit trust, to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Westfield America, Inc., a Missouri corporation (the "Company"), (other than Shares owned by the Purchaser and certain of its affiliates) at a price of $16.25 per Share, to the seller in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Westfield America, Inc., a Missouri corporation. The Company's principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025 and its phone number is (310) 478-4456.

    (b) This statement relates to the Common Stock, par value $.01 per share, of which 73,354,863 Shares were issued and outstanding as of February 14, 2001. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated by reference herein.

    (c) The information set forth in "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Statement is being filed by the Purchaser. The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in the "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in the "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on
Schedule I to the Offer to Purchase are citizens of Australia.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in "SPECIAL FACTORS--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between the Purchaser or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase, there have been no material contacts, negotiations and transactions during the past two years which would be required to be disclosed under this
Item 5(b) between the Purchaser or any of its respective subsidiaries or, to the best knowledge of the Purchaser, any of those persons listed on Schedule I to the Offer to Purchase, and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a),(c)(1),(3)-(7) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and Merger," "SPECIAL
FACTORS--The Merger Agreement," "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends," and "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

    (c)(2)  Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in "THE TENDER OFFER--Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Beneficial Ownership of Common Stock," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--
Section 13. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER--Section 12. Certain Legal Matters; Required Regulatory Approvals" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(1)(A)  Offer to Purchase, dated March 5, 2001.

    (a)(1)(B)  Letter of Transmittal.

    (a)(1)(C) Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated March 5, 2001.

    (a)(1)(D)  Notice of Guaranteed Delivery.

    (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

    (a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(1)(H) Summary Advertisement as published in The New York Times on March 5, 2001.

    (a)(1)(I) Text of joint press release issued by the Purchaser and Company, dated March 5, 2001, announcing the commencement of the Offer.

    (a)(1)(J) Text of press release issued by the Purchaser, dated February 15, 2001, announcing the execution of the Merger Agreement.

    (a)(1)(K) Text of press release issued by the Company, dated February 15, 2001, announcing the execution of the Merger Agreement.

    (a)(1)(L) Letter to shareholders from the Board of Directors of Westfield America, Inc., dated March 5, 2001.

    (a)(5)(A) Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy, Francis T. Vincent, Jr., Larry A. Silverstein, David H. Lowy, Herman Huizinga, Bernard Marcus, Roy L. Furman, Frederick G. Hilmer, Peter S. Lowy, Westfield America, Inc., Westfield America Trust and Westfield Holdings Limited, filed on February 15, 2001 in the Superior Court of the State of California, County of Los Angeles.

    (a)(5)(B)  Copy of complaint titled Adrienne Kaufman v. Westfield
America, Inc., Westfield America Trust, Frank P. Lowy, Peter S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A. Silverstein and Francis T. Vincent, Jr., filed on February 15, 2001 in the Superior Court of the State of California, County of Los Angeles.

    (a)(5)(C)  Copy of complaint titled David Rosenberg v. Westfield
America, Inc., Westfield America Trust, Steven M. Lowy, Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr., Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S. Lowy and Herman Huizinga filed on February 15, 2001 in the United States District Court for the Western District of Missouri, Western Division.

    (a)(5)(D) Copy of complaint titled David Osher v. Westfield America, Inc., Westfield America Trust, Steven M. Lowy, Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr., Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S. Lowy and Herman Huizinga filed on February 16, 2001 in the United States District Court for the Western District of Missouri, Western Division.

    (a)(5)(E) Copy of complaint titled Hildegard Bowlinder v. Westfield America, Inc., Westfield America Trust, Frank P. Lowy, Peter S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman, Herman Huizinga, Bernard Marcus,
Larry A. Silverstein, Francis T. Vincent, Jr., and Does 1-100, inclusive, filed on February 23, 2001 in the Superior Court of the State of California, County of Los Angeles.

    (a)(5)(F) Copy of complaint titled Washington Savings Bank v. Westfield America, Inc., Westfield America Trust, Frank P. Lowy, Peter S. Lowy, David M. Lowy, Frederick G. Hilmer, Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A. Silverstein and Francis T. Vincent, Jr., filed in the United States District Court for the Western District of Missouri, Western Division.

    (a)(5)(G) Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy, Francis T. Vincent, Jr.,
Larry A. Silverstein, David H. Lowy, Herman Huizinga, Bernard Marcus, Roy L. Furman, Frederick G. Hilmer, Peter S. Lowy, Westfield America, Inc., Westfield America Trust and Westfield Holdings Limited, filed on March 1, 2001 in the United States District Court for the Central District of California.

    (a)(5)(H)  Copy of complaint titled Adrienne Kaufman v. Westfield
America, Inc., Westfield America Trust, Frank P. Lowy, Peter S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A. Silverstein and Francis T. Vincent, Jr., filed on March 1, 2001 in the United States District Court for the Central District of California.

    (c)(1) Opinion of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Westfield America, Inc., dated February 14, 2001.

    (c)(2) Materials presented by Lehman Brothers Inc. to the Special Committee of the Board of Directors of Westfield America, Inc. on February 12, 2001.

    (c)(3) Materials presented by Lehman Brothers Inc. to the Board of Directors of Westfield America, Inc. on February 14, 2001.

    (c)(4) Financial Presentation prepared by Merrill Lynch Pierce, Fenner & Smith Incorporated for the Board of Directors of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, dated February 14, 2001.

    (d)(1) Agreement and Plan of Merger, dated as of February 14, 2001, by and among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Mall Acquisition Corp. and Westfield America, Inc.

    (d)(2) Cooperation Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited.

    (d)(3) Preferred Stock Transaction Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated.

    (d)(4) Indemnification and Tax Contest Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated.

    (d)(5) Form of Exchange Agreement to be entered into between Westfield America, Inc. and Security Capital Preferred Growth Incorporated.

    (d)(6) Form of Series G Special Options Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Westfield America, Inc.

    (d)(7)  Form of Series G Certificate of Designation.

    (d)(8) Form of Escrow Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Escrow Agent

    (d)(9) Side Letter Agreement, dated as of February 15, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited.

    (d)(10) Waiver, dated as of February 14, 2001, among Westfield America Limited Partnership, Westfield America, Inc., Security Capital Preferred Growth Incorporated and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

    (d)(11) Form of First Amendment to Investor's Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield Holdings Limited, Westfield Corporation, Inc., Westfield America, Inc. and Westfield American Investments Pty. Limited

    (d)(12) Letter Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC.

    (d)(13) Letter Agreement, dated as of March 1, 2001, between Westfield America, Inc. and J.P. Morgan Investment Management, Inc.

    (e)  Not applicable.

    (f) Section 351.455 of the Missouri General and Business Corporation Law (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

    (g)  None.

    (h)  None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company after the Offer and the Merger; Certain Effects of the Offer," "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger," "THE TENDER OFFER--Section 5. Certain Tax Consequences," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Company's Financial Advisor," "SPECIAL FACTORS--Position of the Purchaser Regarding Fairness of the Offer and the Merger," "THE TENDER OFFER--Section 11. Certain Conditions of the Offer," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "SPECIAL
FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase and Schedule II to the Offer to Purchase is incorporated herein by reference. In addition, Item 8 of Westfield America, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and Item 1 of Westfield America, Inc.'s Quarterly Report on Form 10-Q for the quarter ended
September 30, 2000 are incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 5, 2001 that the information set forth in this statement is true, complete and correct.

                                                       WESTFIELD AMERICA MANAGEMENT LIMITED,
                                                       in its Capacity as Responsible Entity and
                                                       Trustee of Westfield America Trust

                                                       By:               /s/ PETER S. LOWY
                                                              --------------------------------------
                                                       Name:  Peter S. Lowy
                                                       Title: Director

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of March 5, 2001 that the information set forth in this statement is true, complete and correct.

                                 SCHEDULE 13E-3

                                                       WESTFIELD AMERICA, INC.

                                                       By:             /s/ MARK A. STEFANEK
                                                              --------------------------------------
                                                       Name:  Mark A. Stefanek
                                                       Title: Chief Financial Officer

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)(A)               Offer to Purchase, dated March 5, 2001.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C) Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated March 5, 2001.

(a)(1)(D)               Notice of Guaranteed Delivery.

(a)(1)(E)               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees.

(a)(1)(F)               Letter to clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees.

(a)(1)(G)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(H)               Summary Advertisement as published in The New York Times on
                        March 5, 2001.

(a)(1)(I)               Text of joint press release issued by the Purchaser and
                        Company, dated March 5, 2001, announcing the commencement of the Offer.

(a)(1)(J)               Text of press release issued by the Purchaser, dated
                        February 15, 2001, announcing the execution of the Merger
                        Agreement.

(a)(1)(K)               Text of press release issued by the Company, dated
                        February 15, 2001, announcing the execution of the Merger
                        Agreement.

(a)(1)(L) Letter to shareholders from the Board of Directors of Westfield America, Inc., dated March 5, 2001.

(a)(5)(A)               Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy,
                        Francis T. Vincent, Jr., Larry A. Silverstein, David H.
                        Lowy, Herman Huizinga, Bernard Marcus, Roy L. Furman,
                        Frederick G. Hilmer, Peter S. Lowy, Westfield
                        America, Inc., Westfield America Trust and Westfield
                        Holdings Limited, filed on February 15, 2001 in the Superior
                        Court of the State of California, County of Los Angeles.

(a)(5)(B)               Copy of complaint titled Adrienne Kaufman v. Westfield
                        America, Inc., Westfield America Trust, Frank P. Lowy, Peter
                        S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman,
                        Herman Huizinga, Bernard Marcus, Larry A. Silverstein and
                        Francis T. Vincent, Jr., filed on February 15, 2001 in the
                        Superior Court of the State of California, County of Los
                        Angeles.

(a)(5)(C)               Copy of complaint titled David Rosenberg v. Westfield
                        America, Inc., Westfield America Trust, Steven M. Lowy,
                        Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr.,
                        Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S.
                        Lowy and Herman Huizinga filed on February 15, 2001 in the
                        United States District Court for the Western District of
                        Missouri, Western Division.

(a)(5)(D)               Copy of complaint titled David Osher v. Westfield
                        America, Inc., Westfield America Trust, Steven M. Lowy,
                        Richard E. Green, Bernard Marcus, Francis T. Vincent, Jr.,
                        Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter S.
                        Lowy and Herman Huizinga filed on February 16, 2001 in the
                        United States District Court for the Western District of
                        Missouri, Western Division.

(a)(5)(E)               Copy of complaint titled Hildegard Bowlinder v. Westfield
                        America, Inc., Westfield America Trust, Frank P. Lowy,
                        Peter S. Lowy, Steven M. Lowy, Richard E. Green, Roy L.
                        Furman, Herman Huizinga, Bernard Marcus, Larry A.
                        Silverstein, Francis T. Vincent, Jr., and Does 1-100,
                        inclusive, filed on February 23, 2001 in the Superior Court of the State of California, County of Los Angeles.

(a)(5)(F)               Copy of complaint titled Washington Savings Bank v.
                        Westfield America, Inc., Westfield America Trust, Frank P.
                        Lowy, Peter S. Lowy, David M. Lowy, Frederick G. Hilmer,
                        Roy L. Furman, Herman Huizinga, Bernard Marcus, Larry A.
                        Silverstein and Francis T. Vincent, Jr., filed in the United
                        States District Court for the Western District of Missouri,
                        Western Division.

(a)(5)(G)               Copy of complaint titled Joshua Teitelbaum v. Frank P. Lowy,
                        Francis T. Vincent, Jr.,
                        Larry A. Silverstein, David H. Lowy, Herman Huizinga,
                        Bernard Marcus, Roy L. Furman, Frederick G. Hilmer, Peter S.
                        Lowy, Westfield America, Inc., Westfield America Trust and
                        Westfield Holdings Limited, filed on March 1, 2001 in the
                        United States District Court for the Central District of
                        California.

(a)(5)(H)               Copy of complaint titled Adrienne Kaufman v. Westfield
                        America, Inc., Westfield America Trust, Frank P. Lowy, Peter
                        S. Lowy, Steven M. Lowy, Richard E. Green, Roy L. Furman,
                        Herman Huizinga, Bernard Marcus, Larry A. Silverstein and
                        Francis T. Vincent, Jr., filed on March 1, 2001 in the
                        United States District Court for the Central District of
                        California.

(c)(1)                  Opinion of Lehman Brothers Inc. to the Special Committee of
                        the Board of Directors of Westfield America, Inc., dated
                        February 14, 2001.

(c)(2)                  Materials presented by Lehman Brothers Inc. to the Special
                        Committee of the Board of Directors of Westfield
                        America, Inc. on February 12, 2001.

(c)(3)                  Materials presented by Lehman Brothers Inc. to the Board of
                        Directors of Westfield America, Inc. on February 14, 2001.

(c)(4)                  Financial Presentation prepared by Merrill Lynch Pierce,
                        Fenner & Smith Incorporated for the Board of Directors of
                        Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, dated February 14, 2001.

(d)(1)                  Agreement and Plan of Merger, dated as of February 14, 2001, by and among Westfield America Management Limited, in its
                        capacity as responsible entity and trustee of Westfield
                        America Trust, Mall Acquisition Corp. and Westfield
                        America, Inc.

(d)(2) Cooperation Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield
                        America Trust, and Westfield Holdings Limited.

(d)(3)                  Preferred Stock Transaction Agreement, dated February 14,
                        2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield
                        America Trust, and Security Capital Preferred Growth
                        Incorporated.

(d)(4)                  Indemnification and Tax Contest Agreement, dated
                        [February 14, 2001], between Westfield America Management
                        Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred
                        Growth Incorporated.

(d)(5) Form of Exchange Agreement to be entered into between Westfield America, Inc. and Security Capital Preferred
                        Growth Incorporated.

(d)(6)                  Form of Series G Special Options Deed to be entered into
                        among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America
                        Trust, Security Capital Preferred Growth Incorporated and
                        Westfield America, Inc.

(d)(7)                  Form of Series G Certificate of Designation.

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

(d)(8)                  Form of Escrow Agreement to be entered into among Westfield
                        America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security
                        Capital Preferred Growth Incorporated and Escrow Agent (to
                        be determined).

(d)(9) Side Letter Agreement, dated as of February 15, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield
                        America Trust, and Westfield Holdings Limited.

(d)(10)                 Waiver, dated as of February 14, 2001, among Westfield
                        America Limited Partnership, Westfield America, Inc.,
                        Security Capital Preferred Growth Incorporated and Westfield
                        America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

(d)(11)                 Form of First Amendment to Investor's Agreement to be
                        entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield
                        America Trust, Westfield Holdings Limited, Westfield
                        Corporation, Inc., Westfield America, Inc. and Westfield
                        American Investments Pty. Limited

(d)(12)                 Letter Agreement, dated as of February 14, 2001, between
                        Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC.

(d)(13)                 Letter Agreement, dated as of March 1, 2001, between
                        Westfield America, Inc. and J.P. Morgan Investment
                        Management, Inc.

(e)                     Not applicable.

(f)                     Section 351.455 of the Missouri General and Business
                        Corporation Law (included as Annex A of the Offer to
                        Purchase filed herewith as Exhibit (a)(1)(A)).

(g)                     None.

(h)                     None.

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